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          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     Schedule 13D

       Under the Securities Exchange Act of 1934
                  (Amendment No.  )*

                    AutoInfo, Inc.

                   (Name of Issuer)

                     Common Stock

            (Title of Class of Securities)

                      052777-10-9

                    (CUSIP Number)

                  Brian L. Blomquist
7711 Carondelet Ave., St. Louis, MO 63105, (314) 727-5305

     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                     June 22, 1995

         (Date of Event which Requires Filing
                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box   /x/

Check the following box if a fee is being paid with the statement /x/. (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









































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                     SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ryback Management Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                         (b) / /

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                                 7  SOLE VOTING POWER
                                    1,142,850
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                           1,142,850
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      1,142,850

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES / /
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.65%

14    TYPE OF REPORTING PERSON*

      IA, CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                     SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Growth Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                         (b) / /

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                                 7  SOLE VOTING POWER
                                     -0-
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                         -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                            -0-
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

        713,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES / /
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.76%

14    TYPE OF REPORTING PERSON*

      IV, OO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Bulwark Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                         (b) / /

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                                 7  SOLE VOTING POWER
                                    -0-
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                           -0-
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

        429,850

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES / /
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.89%

14    TYPE OF REPORTING PERSON*

      IV, OO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     Common Stock (the "Stock") of AutoInfo, Inc. (the "Issuer"), 1600 Route 208, Fairlawn, NJ 07410


Item 2. Identity and Background.

     Ryback Management Corporation, a Michigan corporation ("Ryback"), is a registered Investment Adviser providing investment advisory services to a number of investment company clients, including Lindner Growth Fund ("Growth Fund") and Lindner Bulwark Fund ("Bulwark Fund"). Growth Fund and Bulwark Fund are separate series of Lindner Investments, a Massachusetts Business Trust (the "Trust"), a registered Investment Company. The address of the principal business and principal office for each of Ryback, Growth Fund and Bulwark Fund is 7711 Carondelet Ave., St. Louis, MO 63105.

     The following table sets forth certain information with respect to the executive officers and directors of Ryback and the Trust. Each person is a citizen of the United States and unless otherwise indicated, has his business address at 7711 Carondelet Ave., St. Louis, MO 63105.

                            Principal Occupation and
                            Business Address if Different
Name                        from that set forth above
- ----                        -----------------------------

Eric E. Ryback (1)(2)(3)    President of Ryback

Robert A. Lange (1)         Sr. Vice President of Ryback

Brian L. Blomquist (1)      Vice President and Assistant
                            Secretary of Ryback

Lawrence G. Callahan (1)    Vice President of Ryback

Terrence P. Fitzgerald (3)  Sr. Counsel,
                            The May Department Stores Company
                            6641 Waterman, St. Louis, Missouri

Marc P. Hartstein (3)       Assistant to Vice President,
                            Anheuser-Busch, Inc.
                            3 Middlebrook Lane
                            St. Louis, Missouri

Donald J. Murphy (3)        President of Murcom Financial, Ltd.
                            970 E. Deerpath
                            Lake Forest, Illinois

Doug T. Valassis (2)(3)(4)  Chairman of the Board and Treasurer
                            of Ryback and President of Franklin
                            Enterprises, Inc.
                            520 Lake Cook Road
                            Deerfield, Illinois

Robert L. Byman (3)         Partner in the law firm of
                            Jenner & Block
                            One IBM Plaza, Chicago, Illinois


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Peter S. Horos (3)          Investment Manager, All State Life
                            Insurance Company, All State Plaza,
                            Northbrook, Illinois

Dennis P. Nash (3)          Vice President, Nellis Feed Company
                            899  Skokie Blvd.
                            Northbrook, Illinois

Edward W. Elliot, Jr. (2)(4)Vice Chairman, Franklin Enterprises,
                            Inc.
                            520 Lake Cook Road
                            Deerfield, Illinois

D. Craig Valassis (2)(4)    Vice President, Franklin Enter-
                            prises, Inc.
                            520 Lake Cook Road
                            Deerfield, Illinois

Robert L. Miller (2)        Treasurer, Franklin Enterprises,
                            Inc.
                            520 Lake Cook Road
                            Deerfield, Illinois

- ---------------------------
     (1) Each is also an executive officer of the Trust
     (2) Director of Ryback
     (3) Trustee of the Trust
     (4) Messrs. Doug T. Valassis, D. Craig Valassis and Edward
         W. Elliot, Jr. are co-Trustees of the Valassis
         Irrevocable Trust u/t/a dated October 14, 1992, which is the holder of 90% of the voting securities of Ryback


     Neither Ryback, Growth Fund, Bulwark Fund nor any of their executive officers, directors or trustees has, during the last five years, been convicted in a criminal proceeding.

     Neither Ryback, Growth Fund, Bulwark Fund nor any of their executive officers, directors or trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     The source of the funds used by Growth Fund and Bulwark Fund in the acquisition of Stock was their respective working capital.


Item 4. Purpose of Transaction.

     Growth Fund and Bulwark Fund have purchased Stock for investment purposes. See Item 6 for a description of the recent arrangement entered into among Ryback, Eric E. Ryback, Lawrence Callahan and the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)  Growth Fund beneficially owns 713,000 shares of Stock
(approximately 9.76% of the outstanding shares of Stock) and Bulwark Fund beneficially owns 429,850 shares of Stock (approximately 5.89% of the outstanding shares of Stock). Ryback, in its capacity as investment adviser to Growth Fund and Bulwark Fund, may be deemed beneficial owner of such shares.

(b) Ryback has sole dispositive power and sole voting power with respect to the shares owned by Growth Fund and Bulwark Fund.

(c) During the sixty days immediately preceding the date of this filing, neither Ryback, Growth Fund nor Bulwark Fund engaged in any transactions with respect to the Stock.

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Stock held by Growth Fund and Bulwark Fund.

(e) The reporting persons described in this Schedule have not ceased to be beneficial owners of more than 5% of the outstanding shares of Stock.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Ryback entered into a Settlement Agreement (the "Settlement Agreement") dated as of June 22, 1995 with the Issuer, Eric E. Ryback and Lawrence Callahan in order to settle litigation commenced by the Issuer against, among others, Ryback, Eric Ryback and Lawrence Callahan, which litigation arose out of the ownership of Stock by Growth Fund and Bulwark Fund.

     Pursuant to the terms of the Settlement Agreement, Ryback has agreed that for five years, unless specifically requested in writing in advance by the Board of Directors of the Issuer, it will not, and will cause its affiliates not to purchase any Stock, submit any proposal for the acquisition of Stock or any extraordinary transaction involving the Issuer, participate in any solicitation of proxies or become a participant in any election contest with respect to the Stock, participate in any group taking such prohibited action, propose any stockholder action with respect to the Issuer or the Board of Directors of the Issuer or otherwise seek to control the management or policies of the Issuer as well as certain other related actions.

     Ryback has also agreed that it will not, and will cause its affiliates not to transfer or otherwise dispose of any capital stock of the Issuer owned by it unless such disposition does not exceed certain limits, is through broker transactions and is not made to any person who owns or will own, upon consummation of the disposition, 3% or more of the outstanding common stock of the Issuer.

    In addition, Ryback has generally agreed that, with respect to each matter submitted to the stockholders of the Issuer for a vote, for five years it will, and will cause its affiliates to vote all shares of Stock owned by Ryback or its affiliates in accordance with the applicable duly authorized recommendation of the Board of Directors of the Issuer.


Item 7. Material to be Filed as Exhibits.

Exhibit 1:  Joint Filing Agreement.


Exhibit 2: Settlement Agreement dated as of June 22, 1995 between AutoInfo, Inc., Ryback Management
            Corporation, Eric E. Ryback and Lawrence Callahan.



                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 6, 1995




   /s/ Eric E. Ryback
  ------------------------------
  Eric E. Ryback, President
  Ryback Management Corporation,
  and Lindner Investments